

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Stefanie Fleischmann
General Counsel
TeraWulf Inc.
9 Federal Street
Easton, Maryland 21601

>   **Re: TeraWulf Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 19, 2022**
>   **File No. 333-262226**

Dear Ms. Fleischmann:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                                      Sincerely,

                                                      Division of Corporation Finance
                                                      Office of Technology

cc: David S. Huntington